20015701

SEC
Mail Processing
Section
DEC 03 2020
Washington DC
415

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-046630

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2019 (MM/DD/YY) AND ENDING 09/30/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Entoro Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 West Loop North, Suite 333
(No. and Street)

Houston	TX	77024
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaPorte CPAs & Business Advisors
(Name – *if individual, state last, first, middle name*)

1770 Saint James Place #250	Houston	TX	77056
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James C. Row, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Entoro Securities, LLC, as of November 30, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOAN M. BROWN
Notary Public, State of Texas
Comm. Expires 04-24-2022
Notary ID 131542295

Signature

James C. Row, Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC
Mail Processing
Section

DEC 03 2020

Washington DC
415

ENTORO SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

SEPTEMBER 30, 2020

ENTORO SECURITIES, LLC

INDEX

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
1770 St. James Place | Suite 250
Houston, TX 77056
713.963.8008 | Fax 713.963.9052
LaPorte.com

Report of Independent Registered Public Accounting Firm

To the Member and Board of Managers
Entoro Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Entoro Securities, LLC (the Company) as of September 30, 2020, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, continued operating losses could impact the Company's regulatory capital and that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

LOUISIANA • TEXAS
An Independently Owned Member, RSM US Alliance
RSM US Alliance member firms are separate and independent businesses and legal entities that are responsible for their own acts and omissions, and each is separate and independent from RSM US LLP. RSM US LLP is the U.S. member firm of RSM International, a global network of independent audit, tax, and consulting firms. Members of RSM US Alliance have access to RSM International resources through RSM US LLP but are not member firms of RSM International.

Supplementary Information

The supplementary information contained in Schedule I (the Supplementary Information) has been subjected to audit procedures performed in conjunction with the audit of Entoro Securities, LLC's financial statements. The Supplementary Information is the responsibility of Entoro Securities, LLC's management. Our audit procedures included determining whether the Supplementary Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplementary Information. In forming our opinion on the Supplementary Information, we evaluated whether the Supplementary Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplementary Information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

LaPorte

A Professional Accounting Corporation

We have served as the Company's auditor since 2019.

Houston, Texas
November 24, 2020

ENTORO SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2020

ASSETS

Assets	
Cash and cash equivalents	$ 40,464
Accounts receivable	39,000
Other assets	15,314
Total Assets	$ 94,778

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable	$ 33,789
Payable to affiliates	1,025
Total Liabilities	34,814
Member's Equity	59,964
Total Liabilities and Member's Equity	$ 94,778

The accompanying notes are an integral part of these financial statements

ENTORO SECURITIES, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED SEPTEMBER 30, 2020

Revenues:	
Broker Dealer Services	$ 70,655
Commission Income	26,809
Success Fees	111,514
Management Fees	80,151
Interest Income	91
Total Revenues	289,220
Operating Expenses	
Commission Expense	190,346
Regulatory Fees	47,018
General and Administrative	300,138
Total Operating Expenses	537,502
Net Loss	$ (248,282)

The accompanying notes are an integral part of these financial statements

ENTORO SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2020

Balances - September 30, 2019	$ 45,320
Cash Contributions	191,500
Contributions per Expense Sharing Agreement	71,426
Net Loss	(248,282)
Balances - September 30, 2020	$ 59,964

The accompanying notes are an integral part of these financial statements

ENTORO SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED SEPTEMBER 30, 2020

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ (248,282)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Contributions per Expense Sharing Agreement	71,426
Changes in operating assets and liabilities:	
Increase in Accounts Payable	25,439
Increase in Accounts Receivable	(43,841)
Increase in Prepaid Expenses	(2,626)
NET CASH PROVIDED (USED) FROM OPERATING ACTIVITIES	(197,884)
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions	191,500
NET CASH PROVIDED (USED) FROM FINANCING ACTIVITIES	191,500
Net Decrease in Cash and Cash Equivalents	(6,384)
Cash and Cash Equivalents, beginning of year	46,848
Cash and Cash Equivalents, end of year	$ 40,464

The accompanying notes are an integral part of these financial statements

ENTORO SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

1. **Business**:

   Entoro Securities, LLC (the "Company) was incorporated in the state of Delaware on January 1, 2005. The Company was initially a registered direct participation program broker-dealer under the Securities Exchange Act of 1934 (the "Securities Act"). In late 2016 the Company modified its service offering from an open outcry bidding business for the energy sector to a proprietary internet bidding platform and a Regulation D offering platform for all industry sectors. With the added service offerings, the Company now has a broader service offering mostly in private placements, mergers and acquisitions, and digital financial assets. The Company is a wholly owned subsidiary of Entoro Capital, LLC (Parent).

   Since January 2017 the Company started using an Expense Sharing Agreement with Entoro Capital, LLC whereby rent, overhead and salaries attributable to Entoro Securities are allocated proportionally.

2. **Summary of Significant Accounting Policies**:

   Use of Estimates – In preparing the financial statements in conformity with U.S. generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

   Cash and Cash Equivalents – The Company considers all highly liquid instruments purchased with an original maturity of 90 days or less or longer to be cash equivalents.

   Revenue Recognition and Expenses – The Company generates revenue by providing dealer/manager services to affiliates. Revenue is recognized as earned. In accordance with the Expense Sharing Agreement, Entoro Capital allocates to the Company general and administrative costs based on a proportionate basis with the Company.

   Investment banking fees from securities related transactions are recognized when transactions close or at settlement date and receivables are recorded at this time. Retainer fees are recorded and recognized as revenue in accordance with the terms contained in the written engagement agreements. In 2020, the Company accelerated its efforts on conducting securities transactions on a best-efforts basis. Under these agreements, the Company will make the best effort to place the desired amount of the offering; however, they are not required to fund the amount of the offering that is not placed.

Income Taxes – As a limited liability company, the Company is not a taxable entity under the provisions of the Internal Revenue Code and, accordingly, the accompanying financial statements do not reflect a provision for the Company for federal income taxes. The tax effect of the Company's transactions related to this entity is the responsibility of its sole member. Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statement. The Company is no longer subject to federal and state income tax examinations by tax authorities for years before 2013.
The Company is subject to the Texas state margin tax and incurred $0 of margin taxes in fiscal year 2020.

Credit Risk – Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The Company places its cash with financial institutions that management believes are creditworthy.

3. **Net Capital**:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Act, the Company is required to maintain a minimum net capital of $5,000 or 6.67% of aggregate indebtedness. The provisions also require that the ratio of aggregate indebtedness to net capital, both as defined by the Securities Act, shall not exceed 15:1. As of September 30, 2020, the excess net capital of the Company was $27,650. Its ratio of aggregate indebtedness to net capital was 1.07 to 1.

4. **Related Party Transactions**:

The Company has payables to affiliated parties in the amount of $1,025 at September 30, 2020. As of September 30, 2020, the Company had a total of $40,000 owed from its parent company, consisting of $30,000 including in accounts receivable and $10,000 included in other assets.

Additionally, total rent allocated from an affiliate for the year ended September 30, 2020 was $13,476. The company recorded $57,949 in other administrative fees associated with an expense sharing agreement with Entoro Capital, LLC.

5. **Going Concern:**

The Company is effectively a captive broker-dealer under Entoro Capital and relies upon the parent for any capital shortfall. Continued operating losses could directly impact the Company's regulatory capital. It is management's intention to control costs and increase revenue. It is management's understanding that the Company will continue to receive capital infusions as necessary. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not contain any adjustments that might result from the outcome of these uncertainties.

6. **Subordinated Liabilities**

There were no liabilities subordinated to claims of general creditors at any time during the year ended September 30, 2020. Therefore, the statement of changes in liabilities subordinated to claims of general creditors as specified by rule 17a-5(d)(2) has not been presented for the year ended September 30, 2020.

7. **Reserve Requirements and Information Relating to the Possession or Control Requirements for Broker-Dealers**

A computation for determination of reserve requirements and information relating to possession or control of securities as specified by rule 15c3-3 and rule 17a-5(d)(3) were both omitted and are not required as the Company does not hold customer funds or securities.

8. **Revenues from Contracts with Customers**

The following table presents our total revenues separated for our revenues from contracts with customers and our other sources of revenues:

Revenue from contracts with customers	$208,978
Other revenue	80,242
Total revenue	$289,220

Revenue from contracts with customers is recognized when, or as, we satisfy our performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring our progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that we determine the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration we expect to be entitled to in exchange for those promised goods or services (*i.e.*, the "transaction price"). In determining the transaction price, we consider multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, we consider the range of possible outcomes, the predictive value of our past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of our influence, such as market volatility or the judgment and actions of third parties.

Investment Banking. We provide our clients with private placement and financial advisory services. Private placement services include placement agent services in both the equity and debt capital markets. Placement agent revenues are recognized as of the date the client obtains the control and benefit of the offering proceeds.

Revenues from financial advisory services primarily consist of fees generated in connection with merger and acquisition and transactions. Advisory fees from mergers and acquisitions engagements are recognized at a point in time when the related transaction is completed, as the performance obligation is to successfully broker a specific transaction. Fees received prior to the completion of the transaction are deferred within Accrued expenses and other liabilities in the Statement of Financial Condition to the extent any further performance obligation remains with respect to such fees. A portion of the fees we receive for our advisory services are considered variable as they are contingent upon a future event (*e.g.*, completion of a transaction) and are excluded from the transaction price until the uncertainty associated with the variable consideration is subsequently resolved, which is expected to occur upon achievement of the specified milestone. Payment for

advisory services are generally due promptly upon completion of a specified milestone or, for retainer fees, periodically over the course of the engagement. We recognize a receivable between the date of completion of the milestone and payment by the customer. Expenses associated with investment banking advisory engagements are deferred only to the extent they are explicitly reimbursable by the client and the related revenue is recognized at a point in time. All other investment banking advisory related expenses are expensed as incurred.

9. **Subsequent Events**

The Company has evaluated subsequent events through November 24, 2020, the date the financial statements were available to be issued. Management concluded that there were no events to disclose and no events were evaluated after such date.

SUPPLEMENTARY INFORMATION

ENTORO SECURITIES, LLC

SCHEDULE 1 – COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF SEPTEMBER 30, 2020

Member's Equity Qualified for Net Capital	**$ 59,964**
Less Non-Allowable Assets:	
Accounts Receivable	(22,000)
Prepaid Expenses	(5,314)
Net Capital	**$ 32,650**
Net Capital Requirement:	
The greater of $5,000 or 6 2/3% of aggregate indebtedness not to exceed 1,500% of net capital	$ 5,000
Excess Net Capital	**$ 27,650**
Aggregate Indebtedness	
Accounts Payable	$ 33,789
Payable to Affiliate	1,025
Total Aggregate Indebtedness	$ 34,814
Ratio of Aggregate Indebtedness to Net Capital	1.07 to 1

Reconciliation of audited net capital with net capital reported in the Company's Form X-17A-5 (FOCUS Report, Part II) as of September 30, 2020:

Net capital as reported on unaudited FOCUS Report	$32,650
Net capital per audited report	$32,650
Difference	$ 0

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
1770 St. James Place | Suite 250
Houston, TX 77056
713.963.8008 | Fax 713.963.9052
LaPorte.com

Review Report of Independent Registered Public Accounting Firm

To the Member
Entoro Securities, LLC

We have reviewed management's statements, included in the accompanying Entoro Securities, LLC Exemption Report, in which (a) Entoro Securities, LLC claimed an exemption from the custody and reserve provisions of 17 C.F.R. § 240.15c3-3(k) by operating under the exemption provided to Non-Covered firms under paragraph 74 of Exchange Act Release No. 34-70073 (the exemption provisions) and (b) Entoro Securities, LLC stated that Entoro Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Entoro Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Entoro Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph 74 of Exchange Act Release No. 34-70073.

LaPorte

A Professional Accounting Corporation

Houston, Texas
November 24, 2020

LOUISIANA • TEXAS
An Independently Owned Member, RSM US Alliance
RSM US Alliance member firms are separate and independent businesses and legal entities that are responsible for their own acts and omissions, and each is separate and independent from RSM US LLP. RSM US LLP is the U.S. member firm of RSM International, a global network of independent audit, tax, and consulting firms. Members of RSM US Alliance have access to RSM International resources through RSM US LLP but are not member firms of RSM International.

ENTORO SECURITIES, LLC

EXEMPTION REPORT

Entoro Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from the custody and reserve provisions of 17 C.F.R. 15c3-3(k) by operating under the exemption provided to Non-Covered firms under the SEC's guidance set forth in circumstances described in footnote 74 to Exchange Act Release No. 34-70073.

(2) The Company has met the identified exemption provisions throughout the most recent fiscal year ended September 30, 2020, without exception.

Entoro Securities, LLC

I, James C. Row swear (or affirm) that, to the best knowledge and belief, this Exemption report is true and correct.

By: James C. Row

James C. Row
Managing Partner